February 7, 2023

Via Edgar

Securities and Exchange Commission,
Division of Corporation Finance, Officer of Energy and Transportation
100 F Street, N.E.,
Washington, D.C. 20549,
United States of America.

Re:	Toro Corp. Registration Statement on Form 20-F, as amended (File No. 001-41561)

Ladies and Gentlemen:

Pursuant to Section 12(d) of the Securities Exchange Act, as amended, and Rule 12d1-2 promulgated thereunder, Toro Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form 20-F of the Company initially filed with the Securities and Exchange Commission on November 16, 2022, be accelerated so that it will be declared effective at 4:30 p.m. Eastern Standard Time, on February 9, 2023, or as soon thereafter as practicable.

Please contact Nikolaos G. Andronikos at Sullivan & Cromwell LLP at +44-20-7959-8470 or andronikosn@sullcrom.com with any questions. It would also be appreciated if, when this request for acceleration has been granted, you so inform Mr. Andronikos.

Sincerely,

Toro Corp.

By:	/s/ Petros Panagiotidis
Name:	Petros Panagiotidis
Title:	Authorized Signatory

cc:	Nikolaos G. Andronikos (Sullivan & Cromwell LLP)